VIA EDGAR

August 27, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief and Christie Wong, Staff Accountant
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Therapeutics Public Ltd Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 4, 2021
File No. 001-35238

Dear Mr. Cascio and Ms. Wong:

On behalf of Horizon Therapeutics Public Ltd Company (the “Company”), I am providing this letter in connection with the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 23, 2021 with respect to the Company’s above-referenced filings.

By this letter the Company is requesting an extension of 10 business days (until September 13, 2021) to provide a response to the Comments. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent auditing firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the fact that many members of the Company’s management and financial staff have scheduled time off for summer vacations and the upcoming Labor Day holiday. As a result, the Company would appreciate additional time to respond to the Comments and coordinate discussion among appropriate individuals at the Company and its outside advisors.

Please contact me at (224) 383-3263 with any questions or if the Staff would like to further discuss the Company’s request for the extension of time to respond to the Comments.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc:	Timothy P. Walbert

Sean Clayton, Cooley LLP